PEAR TREE FUNDS

CLERK’S CERTIFICATE

The undersigned certifies that she is the Clerk of Pear Tree Funds, a voluntary association with transferrable shares organized under the laws of the Commonwealth of Massachusetts (the “Trust”), and that, as such, she is authorized to execute this Certificate on behalf of the Trust.  The undersigned further certifies that the following is a true and complete copy of a resolution of the Board of Trustees of the Trust duly adopted by all of the Trustees of the Trust pursuant to an Trustee Action by Written Consent dated February 13, 2013, and said resolution has not been revoked, revised or amended in any manner and is, on the date hereof still in full force and effect:

RESOLVED, that pursuant to the authority granted to the Board in Article III of the Declaration of Trust, the Trustees of the Trust hereby authorize the creation of a new series of shares of beneficial interests in the Trust, such series to be called “Pear Tree PanAgora Risk Parity Emerging Markets Fund” (the “Risk Parity Fund”), with such shares of beneficial interest in the Risk Parity Fund (the “Risk Parity Fund Shares”) to be divided into two classes, Ordinary Shares and Institutional Shares; and

FURTHER RESOLVED, that the Risk Parity Fund shall be entitled to all of the rights and preferences accorded to Shares (as such term is defined in the Declaration of Trust) under the Declaration of Trust; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to prepare and execute amendments to the Declaration of Trust to reflect the foregoing resolutions and to take such action and make such filings with the Secretary of the Commonwealth of the Commonwealth of Massachusetts and any other governmental authority as such officer or officers deem necessary or appropriate.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 31st day of May 2013.

By:  /s/ Kelly J. Lavari
Kelly J. Lavari, Clerk